Contact

www.linkedin.com/in/
lukepustejovsky (LinkedIn)
www.tactogen.com (Company)

Top Skills

Cleantech
Venture Capital
Renewable Energy

luke pustejovsky

Co-Founder & COO at Tactogen
San Francisco Bay Area

Summary

luke pustejovsky is the co-founder & coo of tactogen, a pharmatech startup developing empathogens. his focus areas are ip-intensive: neuro-pharmaceutical, bioIT, and ai/ml. previously, he was co-founder & ceo of curian and coo of delta separations (the fastest-growing cbd hardware startup) which was acquired in feb 2020.

he acted as interim ceo for iglass, an advanced materials R&d startup making electrochromic film for the smart home market.

his entrepreneurial experience also includes:

--directed the federal markets business development work at view, inc.
--co-founded the fly ash brick and paver businesses at calstar products
--founding shareholder in carbon mineralization/carbon dioxide recycler startup, blue planet
--directed sales & marketing at calera corporation
--consulted w/25+ greentech companies on new market entry, global partner development and funding strategies (equity, debt, & non-dilutive grants)

luke worked as an analyst at saturn capital and as an associate at echelon ventures. he earned an alb from harvard university, studied at london school of economics, and served on the alumni board of uwc-usa. he is a mentor for stanford's cee-246 "venture creation for the real economy" and served on the planning committee of the mit norcal clean tech series at the palo alto research center. main interest areas: humane tech, benefit corps, intellectual property, plant medicines, the quantified self movement, cradle-to-cradle design, climate change, and venture capital. he co-produces a bi-monthly dinner performance (candlelight club) in berkeley, ca.

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Experience

Harvard University
Member I Harvard Alumni for Mental Health
November 2021 - Present (1 year 1 month)
United States

Harvard Alumni for Mental Health is a group created and shaped by the collection of ideas envisioned by Harvard alumni for a world with greater access to mental healthcare.

Tactogen
Co-Founder & COO
June 2020 - Present (2 years 6 months)
San Francisco Bay Area

Luke Pustejovsky (@healthyabnormal) believes that robust mental health is a planetary priority. He also believes that, while talk therapy is helpful, it's like "digging a ditch with a teaspoon" compared to psychedelics + talk therapy combined. That's why he joined @mattbagg to help commercialize safe, legal medicines that increase the experience of connection between people. Luke concentrates on fundraising and grants, cash flow, corp dev/partnerships, marketing, ops, team-building and culture.

Booxby
Member Board of Advisors
February 2017 - Present (5 years 10 months)
San Francisco Bay Area

Booxby is using machine learning and natural language processing to solve the publishing industry's biggest problem: book discovery.

ALL Power Labs
Member Board of Advisors
May 2016 - Present (6 years 7 months)

#carbonnegativeenergy, #energyaccess, #wastetoenergy, #biochar, #biomassgasification

pustejovsky.ventures
17 years 8 months

principal
April 2005 - Present (17 years 8 months)
san francisco bay area

25+ business development-related client engagements (from the ceo or board) in different clean technology markets. select partners and engagements include: delta separations, kainos, innovation norway, energynest, all power labs, stok (formerly environmental building strategies), siqens, cleantech group, repsol, blue planet, carboncure, watershed materials, tellus, etc. focus areas: energy storage, green building materials and services, carbon capture and recycling.

principal
April 2005 - February 2008 (2 years 11 months)
bi-coastal (sf, nyc, boston)

consulted with a half dozen entrepreneur clients in the cleantech sector
(on the east coast and west coast) on market-entry strategies, competitive benchmarking, and fundraising from venture capital funds. typically engaged by board of directors and/or ceo with clear deliverables and timeline.
also retained by two financial advisory firms--one attempting to set up a cleantech practice as a broker/dealer and the other, a nyc-based energy and infrastructure m&a boutique that successfully participated in the formation of a cleantech venture fund. representative clients included greenfuel technologies, gigacrete, nanovapor, fieldstone private capital group, worldwide energy, etc.

LAP Ventures
deep tech/frontier tech startup servant
April 2020 - June 2020 (3 months)
San Francisco Bay Area

Let's Zoom and you can share your story! After transitioning to a non-exec shareholder at Curian, I'm meeting awesome startup entrepreneurs and investors. Focus areas: hardware/IoT, energy and climate, digital health, cannabinoid therapeutics, neuroscience medicine. Preferences: B Corps, IP-intensive, complex/ambitious, and mindful/resilient founders. Mentoring "CEE-246: Venture Creation for the Real Economy" this Spring 2020 at Stanford.

Curian
CEO
April 2018 - April 2020 (2 years 1 month)
Sebastopol, CA

Curian provides concentrates pioneers a 'lab-in-a-box' that includes everything needed to build and scale an ethanol extraction lab without significant up-front capital or a degree in chemical engineering.

WISP by iGlass Technology
Venture & Business Development Consultant
June 2016 - August 2017 (1 year 3 months)
Oakland

Luke has been a management consultant and an interim U.S. project lead for Russia-based iGlass Technology's west coast efforts.

Wisp by iGlass invites you to change the light transmission on your windows, just like you change the volume on your phone. Dial it up, dial it down. The company is building the indispensable consumer app for the smart home. Think, "Alexa, please dim the sun." Co-founded by Nikita Kruglikov, Sergei Borisov, Evgeniy Vasiliev, and Pavel Zaikin and funded by FPI VC, the iGlass Technology vision is to create the flexible, interactive layer for all window surfaces. Why? To liberate your windows from blinds and shades, and to democratize sunlight control.

iGlass Technology, Inc. is a R&D stage startup focused on de-risking a new advanced materials innovation through optical performance, device durability and device electrical performance testing. The first "minimally viable product" is in testing and verification mode and is not currently available for sampling or purchase.

View | Dynamic Glass
director of business development
September 2014 - September 2015 (1 year 1 month)
san francisco bay area

analyzed the commercial promise for electrochromic insulated glass units (IGU's) for the federal government market, including the department of defense and the general services administration. worked with the pentagon's environmental security technology commercialization program and gsa's green proving ground to validate claims on energy, comfort and well-being. collaborated with johnson controls and other energy services companies to determine product requirement documents (simple payback, savings to investment ratio) for new construction and retrofit markets.

Calera Corporation
director, product sales & marketing
June 2010 - February 2011 (9 months)
los gatos, california

directed product marketing activities of (carbon sequestering) bulk building materials (fine and course aggregates, supplementary cementitious materials, etc.).

CalStar Products, Inc.
vice president, business development & marketing
March 2008 - June 2010 (2 years 4 months)
newark, california

revenue and margin responsibility. infrastructure and utility deal development for factory operations, including running the competitive process to find electric utility partners; product sales & mktg activities to architectural face brick channel and architecture firms; corporate strategy; team building for inside and outside sales, channel development, corporate marketing and sampling/ collateral; and venture capital, venture debt and project fundraising. specific accomplishments:

(1) brought concept, inventor, and licensing deal on fly ash brick (fab) to ready-mix cement-focused calstar cement in Dec. 2007

(2) with coo, helped negotiate fab licensing agreement in april 2008 and effect a company re-start

(3) focused corporate strategy on higher margin, non-structural products with lower barriers to entry (bricks, pavers) in may 2008

(4) directed rfp process with 5 qualified electric utility partners in 5 midwestern states; generated 4 out of 5 proposals with model-beating economics; chose we energies as partner in aug. 2008

(5) identified and helped negotiate "energy for the future" funds from wispark, llc for brick factory site in caledonia, wisconsin in nov. '08

(6) in challenging vc market, worked with management team to close $8M in series b venture funding from enertech capital and foundation capital-- based on 40 mmbe brick pilot plant strategy for wisconsin. then, in a further deteriorating vc market, helped close $15M in series b venture funding in feb. 2010, led by nth power.

(7) hired national sales manager in sept. '09 and built strategy and team to execute sales & mktg goals for 2010 and 2011 (on-going)

(8) directed www.calstarproducts.com website launch, lead gen programs, marcomm, PR, etc.

Echelon Ventures
associate
June 2003 - March 2005 (1 year 10 months)
boston, massachusetts

echelon ventures is an early-stage, technology-focused venture capital firm with a mission to invest in companies whose innovations are a result of breakthrough interdisciplinary academic work, i.e. "innovation that erupts at the intersection of disciplines." responsibilities included: monitoring current portfolio performance; writing quarterly memoranda to limited partners; sourcing new investments; performing detailed analytical work on prospective deals; financial modeling; and institutional and high net worth individual fundraising support for general partners.
specific accomplishments included:

developed expertise and a superior deal flow platform in the area of new energy technology companies, including fuel cell/mems, silicon/optics, and flue gas treatment.

Saturn Capital
analyst
May 1998 - September 2000 (2 years 5 months)
boston, massachusetts

performed technical and business due diligence on prospective investments; gathered market intelligence; developed investment theses; helped partner with portfolio company monitoring; and helped partner with capital-raising activities from high net worth individuals and institutions.

Education

Harvard University
Bachelor's, English and American Literature · (1999 - 2002)

The London School of Economics and Political Science (LSE)
General Course, Economics · (1998 - 1999)

The Armand Hammer United World College

I.B., English, Music, International History · (1994 - 1996)